February 28, 2012

American Beacon Funds

4151 Amon Carter Boulevard, MD 2450

Fort Worth, TX 76155

Ladies and Gentlemen:

We have acted as counsel to American Beacon Funds, a business trust formed under the laws of the Commonwealth of Massachusetts (the “Trust”), in connection with the filing with the Securities and Exchange Commission (the “Commission”) of Post-Effective Amendment No. 132 (the “Post-Effective Amendment”) to the Trust’s Registration Statement on Form N-1A (File Nos. 033-11387; 811-04984), registering an indefinite number of shares of beneficial interest in the series of the Trust listed on Schedule A hereto (the “Shares”) under the Securities Act of 1933, as amended (the “Securities Act”).

You have requested our opinion as to the matters set forth below in connection with the filing of the Post-Effective Amendment. For purposes of rendering that opinion, we have examined the Post-Effective Amendment, the declaration of trust, as amended, and bylaws of the Trust and the action of the board of trustees of the Trust that provides for the issuance of the Shares. We have examined and relied upon certificates of public officials and, as to certain matters of fact that are material to our opinions, we have also relied on a certificate of an officer of the Trust. In rendering our opinion, we also have made the assumptions that are customary in opinion letters of this kind. We have not verified any of those assumptions.

Our opinion, as set forth herein, is based on the facts in existence and the laws in effect on the date hereof and is limited to the federal laws of the United States and the laws of the Commonwealth of Massachusetts that, in our experience, generally are applicable to the issuance of shares by entities such as the Trust. We express no opinion with respect to any other laws.

Based upon and subject to the foregoing, we are of the opinion that the Shares to be issued pursuant to the Post-Effective Amendment have been duly authorized for issuance by the Trust and, when issued and paid for upon the terms provided in the Post-Effective Amendment, the Shares to be issued pursuant to the Post-Effective Amendment will be validly issued, fully paid, and nonassessable. In this regard, however, we note that the Trust is a Massachusetts business trust and, under certain circumstances, shareholders of a Massachusetts business trust could be held personally liable for the obligations of the trust.

We hereby consent to the filing of this opinion with the Commission in connection with the Post-Effective Amendment and to the reference to this firm’s name under the heading “Other Service Providers” in the statement of additional information that is being filed as part of the Post-Effective Amendment. In giving our consent we do not thereby admit that we are experts

American Beacon Funds

February 28, 2012

with respect to any part of the Registration Statement within the meaning of the term “expert” as used in Section 11 of the Securities Act or the rules and regulations promulgated thereunder by the Commission, nor do we admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission thereunder.

Very truly yours,

/s/ K&L Gates LLP

American Beacon Funds

February 28, 2012

SCHEDULE A

Shares of the following series of the Trust:

American Beacon Balanced Fund

A CLASS [ABFAX]

C CLASS [ABCCX]

Y CLASS [ACBYX]

ADVISOR CLASS [ABLSX]

INSTITUTIONAL CLASS [AADBX]

INVESTOR CLASS [AABPX]

AMR CLASS [AABNX]

American Beacon Large Cap Value Fund

A CLASS [ALVAX]

C CLASS [ALVCX]

Y CLASS [ABLYX]

ADVISOR CLASS [AVASX]

INSTITUTIONAL CLASS [AADEX]

INVESTOR CLASS [AAGPX]

RETIREMENT CLASS [ALCRX]

AMR CLASS [AAGAX]

American Beacon Large Cap Growth Fund

A CLASS [ABGAX]

C CLASS [ABGCX]

Y CLASS [ACLYX]

INSTITUTIONAL CLASS [ALCGX]

AMR CLASS [ALFIX]

American Beacon Mid-Cap Value Fund

A CLASS [ABMAX]

C CLASS [AMCCX]

Y CLASS [ACMYX]

ADVISOR CLASS [AMCSX]

INSTITUTIONAL CLASS [AACIX]

INVESTOR CLASS [AMPAX]

AMR CLASS [AMDIX]

American Beacon Small Cap Value Fund

A CLASS [ABSAX]

C CLASS [ASVCX]

Y CLASS [ABSYX]

ADVISOR CLASS [AASSX]

INSTITUTIONAL CLASS [AVFIX]

INVESTOR CLASS [AVPAX]

RETIREMENT CLASS [ASCVX]

AMR CLASS [AASVX]

American Beacon Funds

February 28, 2012

American Beacon International Equity Fund

A CLASS [AIEAX]

C CLASS [AILCX]

Y CLASS [ABEYX]

ADVISOR CLASS [AAISX]

INSTITUTIONAL CLASS [AAIEX]

INVESTOR CLASS [AAIPX]

RETIREMENT CLASS [ABIRX]

AMR CLASS [AAIAX]

American Beacon Emerging Markets Fund

A CLASS [AEMAX]

C CLASS [AEMCX]

Y CLASS [ACEYX]

INSTITUTIONAL CLASS [AEMFX]

INVESTOR CLASS [AAEPX]

AMR CLASS [AAMRX]

American Beacon High Yield Bond Fund

A CLASS [ABHAX]

C CLASS [AHBCX]

Y CLASS [ACYYX]

INSTITUTIONAL CLASS [AYBFX]

INVESTOR CLASS [AHYPX]

AMR CLASS [ABMRX]

American Beacon Retirement Income and

Appreciation Fund

A CLASS [AAPAX]

C CLASS [ABACX]

Y CLASS [ACRYX]

INVESTOR CLASS [AANPX]

American Beacon Intermediate Bond Fund

A CLASS [AITAX]

C CLASS [AIBCX]

Y CLASS [ACTYX]

INSTITUTIONAL CLASS [AABDX]

INVESTOR CLASS [ABIPX]

American Beacon Short-Term Bond Fund

A CLASS [ANSAX]

C CLASS [ATBCX]

Y CLASS [ACOYX]

INSTITUTIONAL CLASS [AASBX]

INVESTOR CLASS [AALPX]